Long Beach Mortgage Loan Trust 2006-1
Issuing Entity

$2,442,492,000
(+/-5% Approximate)

Long Beach Securities Corp.
Depositor

Long Beach Mortgage Company
Sponsor, Seller and Master Servicer

Credit Suisse   **WaMu Capital Corp.**
Co-Lead Managers

   

FILED PURSUANT TO RULE 433(d) – Registration Statement No. 333-109318

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus when it is available if you request it by calling the toll-free number at 1-800-743-3336.

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.

The information in this free writing prospectus is preliminary and is subject to completion or change.

The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes any inconsistent information contained in any prior similar free writing prospectus relating to these securities.

Numerous assumptions were used in preparing this free writing prospectus which may or may not be stated therein. This free writing prospectus should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

This free writing prospectus is not an offer to sell or a solicitation of any offer to buy nor shall there be any sale of the securities discussed in this free writing prospectus in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

This free writing prospectus is being delivered to you solely to provide you with information about the offering of the asset-backed securities referred to in this free writing prospectus and to solicit an indication of your interest in purchasing such securities, when, as and if issued. Any such indication of interest will not constitute a contractual commitment by you to purchase any of the securities. You may withdraw your indication of interest at any time.

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Preliminary Term Sheet *Date Prepared: January 22, 2006*

$2,442,492,000
(+/- 5% Approximate)

Long Beach Mortgage Loan Trust 2006-1

Class[1,2]	Principal Balance($)	Expected Rating S&P/Moody's	Assumed Final Distribution Date	Certificate Type
I-A[3]	870,736,000	AAA/Aaa	February 25, 2036	Floating Rate Senior
II-A1	504,957,000	AAA/Aaa	February 25, 2036	Floating Rate Senior
II-A2	200,277,000	AAA/Aaa	February 25, 2036	Floating Rate Senior
II-A3	329,056,000	AAA/Aaa	February 25, 2036	Floating Rate Senior
II-A4	78,716,000	AAA/Aaa	February 25, 2036	Floating Rate Senior
M-1	85,000,000	[AA+]/Aa1	February 25, 2036	Floating Rate Subordinate
M-2	77,500,000	[AA+]/Aa2	February 25, 2036	Floating Rate Subordinate
M-3	48,750,000	[AA]/Aa3	February 25, 2036	Floating Rate Subordinate
M-4	42,500,000	[AA]/A1	February 25, 2036	Floating Rate Subordinate
M-5	40,000,000	[AA-]/A2	February 25, 2036	Floating Rate Subordinate
M-6	37,500,000	[A+]/A3	February 25, 2036	Floating Rate Subordinate
M-7	36,250,000	[A]/Baa1	February 25, 2036	Floating Rate Subordinate
M-8	25,000,000	[A-]/Baa2	February 25, 2036	Floating Rate Subordinate
M-9	20,000,000	[BBB+]/Baa3	February 25, 2036	Floating Rate Subordinate
M-10	21,250,000	[BBB-]/Ba1	February 25, 2036	Floating Rate Subordinate
B[3]	25,000,000	[BB+]/Ba2	February 25, 2036	Floating Rate Subordinate
Total	**2,442,492,000**			

(1) The Class I-A Certificates will be backed primarily by the Group I Mortgage Loans. The Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates will be backed primarily by the Group II Mortgage Loans. The Class M and Class B Certificates (as defined herein) will be backed by the cash flows from the Mortgage Loans. The principal balance of each class of the Certificates is subject to a 5% variance.

(2) The Certificates are priced to a 10% Clean-up Call. The margin on the Class I-A, Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates will be equal to 2.0x the original margin on the first Distribution Date after the 10% Clean-up Call may first be exercised. The margin on the Class M and Class B Certificates will be equal to 1.5x the original margin on the first Distribution Date after which the 10% Clean-up Call may first be exercised.

(3) Not offered hereby.

Depositor:	Long Beach Securities Corp.
Sponsor, Seller and Master Servicer:	Long Beach Mortgage Company.
Issuing Entity:	Long Beach Mortgage Loan Trust 2006-1. The Issuing Entity is also referred to herein as the "Trust."
Sub-Servicer:	Washington Mutual Bank.
Servicing Fee:	0.50% per annum.
Co-Lead Managers:	Credit Suisse Securities (USA) LLC and WaMu Capital Corp.
Co-Managers:	TBD.
Trustee:	Deutsche Bank National Trust Company.
Trustee Fee:	Compensation to the Trustee will consist of interest earned on amounts in the distribution account prior to any Distribution Date.
Swap Counterparty:	TBD.
Group I Certificates:	The Class I-A Certificates.
Group II Certificates:	The Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates.
Class A Certificates:	The Group I Certificates and the Group II Certificates.
Class M Certificates:	The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates.
Class B Certificates:	Class B Certificates.
Certificates:	The Class A, Class M and Class B Certificates.
Federal Tax Status:	The Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System. The Class B Certificates will be available through the PORTAL system.
Unregistered Securities:	The Class B Certificates will not be registered under the Securities Act of 1933 in the reliance on the exemption provided by Rule 144A. Investors will be deemed to have represented that they are Qualified Institutional Buyers ("QIBs") as defined in Rule 144A.
Cut-off Date:	February 1, 2006.
Expected Pricing Date:	Week of January 23, 2006.
Expected Closing Date:	On or about February 7, 2006.
Expected Settlement Date:	On or about February 7, 2006.

Distribution Date:	The 25th day of each month (or if such day is not a business day, the next succeeding business day) commencing in March 2006.
Final Scheduled Distribution Date:	February 2036. The actual final Distribution Date for each class of the Certificates may be earlier or later, and could be substantially earlier, than the Distribution Date in February 2036.
Due Period:	With respect to any Distribution Date, the period commencing on the 2nd business day of the month preceding the month in which the Distribution Date occurs and ending on the 1st day of the month in which such Distribution Date occurs.
Prepayment Period:	With respect to any Distribution Date, (i) the period commencing on the 15th day of the month preceding the month in which the Distribution Date occurs (or in the case of the first Distribution Date, the Cut-off Date) and ending on the 14th day of the month in which such Distribution Date occurs, for purposes of prepayments in full; and (ii) the calendar month immediately preceding the month in which the Distribution Date occurs, for any other purpose.
Accrued Interest:	The price to be paid by investors for the Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	With respect to each Distribution Date, the period commencing on the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	It is expected that the Class A and Class M Certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, as amended, so long as the conditions of certain class exemptions are met. Investors should consult their own advisors.
SMMEA Eligibility:	The Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. None of the other Certificates is expected to be SMMEA eligible.
Clean-up Call:	The terms of the transaction will allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates, which may be exercised by the majority holder of the Class C Certificates, except if such holder is Long Beach or any of its affiliates, on the Distribution Date following the determination date in which the aggregate stated principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date. If the majority holder of the Class C Certificates does not exercise such right, the Master Servicer will be permitted to exercise the clean-up call.
Mortgage Loans:	The mortgage loans will consist of a pool of fixed-rate and adjustable-rate, one- to four-family, first lien residential mortgage loans. The description of the mortgage loans is on the basis of their scheduled principal balances as of the Cut-off Date. As of the Cut-off Date, the mortgage loans expected to be delivered to the Trust on the Closing Date have an aggregate scheduled principal balance of approximately $2,499,990,024.72 of which: (i)

approximately $1,097,335,634.23 consist of a pool of conforming balance, first lien, fixed-rate and adjustable-rate mortgage loans (the "**Group I Mortgage Loans**") and (ii) approximately $1,402,654,390.49 consist of a pool of conforming and non-conforming balance, first lien, fixed-rate and adjustable-rate mortgage loans (the "**Group II Mortgage Loans**" and together with the Group I Mortgage Loans, the "**Mortgage Loans**"). The Mortgage Loans have the characteristics described on Exhibit A.

Approximately 44.62% of the Mortgage Loans are 40-Year Mortgage Loans, approximately 30.35% of the Group I Mortgage Loans are 40-Year Mortgage Loans, and approximately 56.82% of the Group II Mortgage Loans are 40-Year Mortgage Loans.

40-Year Mortgage Loans: Mortgage Loans with an original term to maturity equal to 480 months.

Adjusted Net Mortgage Rate: With respect to any Mortgage Loan, the mortgage rate for such Mortgage Loan less the servicing fee rate.

Adjusted Net Maximum Mortgage Rate: With respect to any Mortgage Loan, the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the servicing fee rate.

Pass-Through Rate: With respect to each Class of Certificates on any Distribution Date, a per annum rate equal to the lesser of (i) the related Formula Rate and (ii) the related Net WAC Rate.

Formula Rate: With respect to each Class of Certificates, a per annum rate equal to the lesser of (i) One Month LIBOR plus the related margin for such Class and (ii) the related Maximum Cap.

Group I Net WAC Rate: With respect to any Distribution Date, a per annum rate equal to (A) the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans less (B) the annualized percentage equivalent of a fraction, (i) the numerator which is equal to the sum of (a) any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty allocable to the Group I Mortgage Loans, and (b) the Coupon Strip allocable to the Group I Mortgage Loans and (ii) the denominator of which is the aggregate stated principal balance of the Group I Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Group II Net WAC Rate: With respect to any Distribution Date, a per annum rate equal to (A) the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans less (B) the annualized percentage equivalent of a fraction, (i) the numerator which is equal to the sum of (a) any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty allocable to the Group II Mortgage Loans, and (b) the Coupon Strip allocable to the Group II Mortgage Loans and (ii) the denominator of which is the aggregate stated principal balance of the Group II Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

*Subordinate Net
WAC Rate:*

With respect to any Distribution Date, a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the principal balance of the related Class A Certificates), of (i) the Group I Net WAC Rate and (ii) the Group II Net WAC Rate (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

*Group I Maximum
Cap Rate:*

With respect to the Group I Certificates, a per annum rate equal to the product of (A) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans and (B) the quotient (i) the numerator of which is aggregate stated principal balance of the Mortgage Loans and (ii) the denominator of which is the aggregate principal balance of the Certificates, plus the annualized percentage equivalent of a fraction, (x) the numerator of which is equal to (i) any net swap payment received from the Swap Counterparty less any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty less (ii) the Coupon Strip and (y) the denominator of which is the aggregate principal balance of the Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

*Group II Maximum
Cap Rate:*

With respect to the Group II Certificates, a per annum rate equal to the product of (A) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans and (B) the quotient (i) the numerator of which is aggregate stated principal balance of the Mortgage Loans and (ii) the denominator of which is the aggregate balance of the Certificates, plus the annualized percentage equivalent of a fraction, (x) the numerator of which is equal to (i) any net swap payment received from the Swap Counterparty less any net swap payment (including any swap termination payment other than those triggered by a Swap Counterparty trigger event) made to the Swap Counterparty less (ii) the Coupon Strip (y) the denominator of which is the aggregate principal balance of the Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

*Subordinate
Maximum Cap Rate:*

With respect to the Class M and Class B Certificates, a per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the principal balance of the related Class A Certificates) of the Group I Maximum Cap Rate and the Group II Maximum Cap Rate (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

*Net WAC Rate
Carryover Amount:*

With respect to any Class of Certificates on any Distribution Date on which the Pass-Through Rate for such Class of Certificates is limited by the related Net WAC Rate, an amount equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on the related Formula Rate over (b) the amount of interest actually accrued on such class based on the related Net WAC Rate, as applicable, and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest thereon at the related

Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Group I Interest Distribution Amount:

With respect to any Distribution Date, an amount equal to the sum of (a) the portion of available funds attributable to interest received or advanced with respect to the Group I Mortgage Loans and (b) compensating interest paid by the Master Servicer with respect to the Group I Mortgage Loans.

Group II Interest Distribution Amount:

With respect to any Distribution Date, an amount equal to the sum of (a) the portion of available funds attributable to interest received or advanced with respect to the Group II Mortgage Loans and (b) compensating interest paid by the Master Servicer with respect to the Group II Mortgage Loans.

Final Maturity Reserve Fund:

If on the 85th Distribution Date or any Distribution Date thereafter where the aggregate principal balance of the 40-Year Mortgage Loans is greater than a specified amount for each Distribution Date, an amount equal to approximately 0.64% of the aggregate principal balance of the Mortgage Loans ("**Coupon Strip**") will be placed into a reserve fund (the "**Final Maturity Reserve Fund**") and will be available if needed to make a payment to certificateholders on the 360th Distribution Date.

Group I Principal Allocation Percentage:

With respect to any Distribution Date, the principal remittance amount for the Group I Mortgage Loans divided by the aggregate principal remittance amount for the Mortgage Loans.

Group II Principal Allocation Percentage:

With respect to any Distribution Date, the principal remittance amount for the Group II Mortgage Loans divided by the aggregate principal remittance amount for the Mortgage Loans.

Group I and Group II Principal Distribution Amounts:

With respect to any Distribution Date, generally an amount determined by multiplying the related Group I Principal Allocation Percentage or Group II Principal Allocation Percentage by the aggregate principal remittance amount for the Mortgage Loans.

Group I Senior Principal Distribution Amount:

With respect to any Distribution Date, an amount equal to the lesser of (I) the aggregate principal balance of the Group I Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate principal balance of the Group I Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 58.70% and (ii) the aggregate stated principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate stated principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus 0.50% of the aggregate stated principal balance of the Group I Mortgage Loans as of the Cut-off Date.

Group II Senior Principal Distribution Amount:

With respect to any Distribution Date, an amount equal to the lesser of (I) the aggregate principal balance of the Group II Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate principal balance of the Group II Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 58.70% and (ii) the aggregate state principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate stated principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus 0.50% of the aggregate stated principal balance of the Group II Mortgage Loans as of the Cut-off Date.

Overcollateralization Target Amount:

With respect to any Distribution Date:
(i) prior to the Stepdown Date, 2.30% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date; and,
(ii) on or after the Stepdown Date, the greater of:
(a) the lesser of (x) 2.30% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date and (y) 4.60% of the current aggregate stated principal balance of the Mortgage Loans; and
(b) 0.50% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date (the "**OC Floor**"); provided however, that on any Distribution Date on which a Trigger Event is in effect, the Overcollateralization Target Amount will be equal to the Overcollateralization Target Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of:
(i) the Distribution Date on which the aggregate principal balance of the Class A Certificates has been reduced to zero; and,
(ii) the later to occur of
(x) the Distribution Date occurring in March 2009 and
(y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 41.30%.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralized Amount;
3) Subordination; and
4) Net swap payments received from the Swap Counterparty (if any).

Excess Cashflow:

With respect to any Distribution Date, an amount equal to the available funds remaining after priorities (I) and (II) under "Priority of Distributions."

*Overcollateralized
Amount:*

With respect to any Distribution Date, the excess of the aggregate stated principal balance of the Mortgage Loans on the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) over the aggregate principal balance of the Class A, Class M, Class B and Class P Certificates (assuming that 100% of the aggregate principal remittance amount is applied as a principal payment on such Distribution Date). On the Closing Date, the Overcollateralized Amount will be fully funded at approximately 2.30% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralized Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be distributed to the Certificates as described below to build the Overcollateralized Amount until the Overcollateralization Target Amount is reached.

*Credit Enhancement
Percentage:*

With respect to any Distribution Date an amount equal to (i) the sum of (a) the aggregate principal balance of the Class M and Class B Certificates and (b) the Overcollateralized Amount divided by (ii) the aggregate stated principal balance of the Mortgage Loans.

*Delinquency
Trigger Event:*

With respect to any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds 38.50% of the Credit Enhancement Percentage.

Loss Trigger Event:

With respect to any Distribution Date on or after the Stepdown Date, if the cumulative Realized Losses on the Mortgage Loans as a percentage of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Cumulative Realized Loss Percentage
March 2008 to Feb 2009	1.30% for the first month, plus an additional 1/12th of 1.55% for each month thereafter
March 2009 to Feb 2010	2.85% for the first month, plus an additional 1/12th of 1.60% for each month thereafter
March 2010 to Feb 2011	4.45% for the first month, plus an additional 1/12th of 1.30% for each month thereafter
March 2011 to Feb 2012	5.75% for the first month, plus an additional 1/12th of 0.65% for each month thereafter
March 2012 and thereafter	6.40%

Trigger Event:

With respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Credit Support:

	Initial Credit Enhancement Percentage		Target Credit Enhancement Percentage On and After Stepdown Date	
Class	Percent		Class	Percent
A	20.65%		A	41.30%

	Initial Credit Enhancement Percentage		Target Credit Enhancement Percentage On and After Stepdown Date	
	Class	Percent	Class	Percent
	M-1	17.25%	M-1	34.50%
	M-2	14.15%	M-2	28.30%
	M-3	12.20%	M-3	24.40%
	M-4	10.50%	M-4	21.00%
	M-5	8.90%	M-5	17.80%
	M-6	7.40%	M-6	14.80%
	M-7	5.95%	M-7	11.90%
	M-8	4.95%	M-8	9.90%
	M-9	4.15%	M-9	8.30%
	M-10	3.30%	M-10	6.60%
	B	2.30%	B	4.60%

Realized Losses: If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "**Realized Loss**." Realized Losses on the Mortgage Loans will be absorbed first, by the Excess Cashflow and second by a reduction of the Overcollateralized Amount. Following the reduction of the Overcollateralized Amount to zero, all remaining Realized Losses will be applied to reduce the principal balance of the Class B and Class M Certificates in reverse sequential order, first to the Class B Certificates, second to the Class M-10 Certificates, third to the Class M-9 Certificates, fourth to the Class M-8 Certificates, fifth to the Class M-7 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-5 Certificates, eighth to the Class M-4 Certificates, ninth to the Class M-3 Certificates, tenth to the Class M-2 Certificates and eleventh to the Class M-1 Certificates.

Swap Agreement: On the Closing Date, the Trust will enter into an agreement with the Swap Counterparty pursuant to which on each Distribution Date for the second Distribution Date through the 60th Distribution Date, the Trust will be obligated to pay the Swap Counterparty an amount equal to 4.800% (per annum) on the swap notional amount based upon a 30/360 day count convention and the Trust will be entitled to receive from the Swap Counterparty an amount equal to One-Month LIBOR (as determined pursuant to the swap agreement) on the swap notional amount accrued during the related swap accrual period based upon an actual/360 day count convention, until the swap is retired. Only the net amount of the two obligations above will be paid by the appropriate party. To the extent that the Trust is obliged to make a payment to the Swap Counterparty on a Distribution Date (other than any swap termination payment triggered by a Swap Counterparty trigger event), amounts otherwise available to certificateholders will be applied to make such payment. Such amount will be applied to pay the Swap Counterparty any net swap payment due to the Swap Counterparty, including unpaid swap termination payment owed to the Swap Counterparty pursuant to the swap agreement for such Distribution Date, other than any swap termination payment triggered by a Swap Counterparty trigger event. To the extent that the Swap Counterparty is obliged to make a swap payment to the Trust, any swap payment will be deposited in a swap account (the "**Swap Account**") and used as follows:

1) If the NIM Notes (not offered hereby) are outstanding, according to the Net Monthly Excess Cashflow priorities (III)(i) through (III)(xvi) to the extent not paid after distribution of the Net Monthly Excess Cashflow.
2) If the NIM Notes are not outstanding, according to the Monthly Excess Cashflow priorities (III)(i) through (III)(xv) to the extent not paid after distribution of the Monthly Excess Cashflow.

Any remaining swap payments received by the Trust from the Swap Counterparty after payment priority (2) above will reside in the Swap Account and will be distributed according to (2) for future Distribution Dates. Swap payments received by the Trust from the Swap Counterparty will not be released to the Class C Certificates (not offered hereby).

Upon early termination of the swap agreement, the Trust or the Swap Counterparty may be liable to make a termination payment (the "**swap termination payment**") to the other party (regardless of which party caused the termination). The swap termination payment will be computed in accordance with the procedures set forth in the swap agreement. In the event that the Trust is required to make a swap termination payment, in certain instances, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to certificateholders.

The swap notional amount will be equal to the lesser of (i) the certificate principal balance of the Class A, Class M and Class B Certificates and the related scheduled notional swap balance.

Swap Schedule

Distribution Date	Scheduled Notional Swap Balance ($)	Distribution Date	Scheduled Notional Swap Balance ($)
1	0	31	273,277,424
2	2,394,694,426	32	247,193,522
3	2,358,563,006	33	224,102,572
4	2,316,622,433	34	203,567,874
5	2,268,934,829	35	180,533,582
6	2,215,666,203	36	159,111,457
7	2,156,963,954	37	140,498,241
8	2,091,034,784	38	124,616,059
9	2,017,927,463	39	110,327,362
10	1,936,720,423	40	97,574,836
11	1,845,130,822	41	86,101,567
12	1,713,692,908	42	75,828,254
13	1,582,374,654	43	65,841,176
14	1,457,008,162	44	56,331,166
15	1,343,366,881	45	47,689,012
16	1,240,025,629	46	39,905,573
17	1,145,452,628	47	34,808,811
18	1,064,273,661	48	30,117,163
19	991,740,785	49	25,805,555
20	926,628,325	50	21,916,046
21	867,991,851	51	18,622,441
22	814,986,270	52	16,414,841
23	700,941,106	53	14,451,319
24	604,329,048	54	12,532,439
25	521,497,455	55	10,888,830
26	450,093,985	56	9,504,468
27	423,750,000	57	8,263,460
28	385,265,397	58	7,190,008
29	341,315,702	59	6,296,201
30	302,980,503	60	5,491,727

Priority of Distributions:

I. Interest Distribution: Group I and Group II Interest Distribution Amounts will be distributed as follows:

   i) To pay the Swap Counterparty any net swap payment, provided a swap default has not occurred and is not continuing, and any unpaid swap termination payment (not due to a Swap Counterparty trigger event) owed to the Swap Counterparty pursuant to the swap agreement;
   ii) To pay the Coupon Strip, if applicable;
   iii) Pro-rata to the Class A Certificates generally from the related loan group, current interest plus any unpaid interest;
   iv) To the Class M-1 Certificates current interest;
   v) To the Class M-2 Certificates current interest;
   vi) To the Class M-3 Certificates current interest;
   vii) To the Class M-4 Certificates current interest;
   viii) To the Class M-5 Certificates current interest;

ix) To the Class M-6 Certificates current interest;
x) To the Class M-7 Certificates current interest;
xi) To the Class M-8 Certificates current interest;
xii) To the Class M-9 Certificates current interest;
xiii) To the Class M-10 Certificates current interest;
xiv) To the Class B Certificates current interest;
xv) Any interest distribution amounts remaining undistributed following (i) through (xiv) above will be distributed as Monthly Excess Cashflow for such Distribution Date.

II. Principal Distribution:

(A) On each Distribution Date prior to the Stepdown Date, or if a Trigger Event is in effect:

i) To pay the Swap Counterparty any net swap payment, provided a swap default has not occurred and is not continuing, and any unpaid swap termination payment (not due to a Swap Counterparty trigger event) owed to the Swap Counterparty pursuant to the swap agreement, to the extent not paid in (I)(i) above;

ii) To pay the Coupon Strip, if applicable, to the extent not paid in (I)(ii) above;

iii) An amount equal to the Group I Principal Distribution Amount will be distributed to the Group I Certificates, until the Group I Certificates have been reduced to zero;

iv) An amount equal to the Group II Principal Distribution Amount will be distributed to the Group II Certificates (according to the priorities described below), until the principal balance thereof has been reduced to zero;

v) Any remaining Group I Principal Distribution Amounts will be distributed to the Group II Certificates (according to the priorities described below), until the principal balance thereof has been reduced to zero.

vi) Any remaining Group II Principal Distribution Amounts will be distributed to the Group I Certificates, until the Group I Certificates have been reduced to zero;

vii) To the Class M-1 Certificates until the principal balance thereof is reduced to zero;

viii) To the Class M-2 Certificates until the principal balance thereof is reduced to zero;

ix) To the Class M-3 Certificates until the principal balance thereof is reduced to zero;

x) To the Class M-4 Certificates until the principal balance thereof is reduced to zero;

xi) To the Class M-5 Certificates until the principal balance thereof is reduced to zero;

xii) To the Class M-6 Certificates until the principal balance thereof is reduced to zero;

xiii) To the Class M-7 Certificates until the principal balance thereof is reduced to zero;

xiv) To the Class M-8 Certificates until the principal balance thereof is reduced to zero;

xv) To the Class M-9 Certificates until the principal balance thereof is reduced to zero;

xvi) To the Class M-10 Certificates until the principal balance thereof is reduced to zero;

xvii) To the Class B Certificates until the principal balance thereof is reduced to zero;

xviii) Any Principal Distribution amounts remaining undistributed following (i) through (xvii) above will be distributed as Monthly Excess Cashflow, if any, for such Distribution Date.

(B) On each Distribution Date on or after the Stepdown Date and if a Trigger Event is not in effect:

i) To pay the Swap Counterparty any net swap payment, provided a swap default has not occurred and is not continuing, and any unpaid swap termination payment (not due to a Swap Counterparty trigger event) owed to the Swap Counterparty pursuant to the swap agreement, to the extent not paid in (I)(i) above;

ii) To pay the Coupon Strip, if applicable, to the extent not paid in (I)(ii) above;

iii) The Group I Principal Distribution Amount will be distributed as follows:

    a. To the Group I Certificates, the Group I Senior Principal Distribution Amount until the Group I Certificates have been retired.

    b. To the Group II Certificates, the Group II Senior Principal Distribution Amount, to extent not paid in clause (B)(iv)(a) below, according to the payment priority in clause (B)(iv)(a) below.

iv) The Group II Principal Distribution Amount will be distributed as follows:

    a. To the Group II Certificates, the Group II Senior Principal Distribution Amount (to be distributed according to the priorities described below), until the Group II Certificates have been retired.

    b. To the Group I Certificates, the Group I Senior Principal Distribution Amount, to extent not paid in clause (B)(iii)(a) above.

v) The sum of any remaining Principal Distribution Amounts will be distributed in the following order.

    a. To the Class M-1 Certificates until it reaches a 34.50% Target Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage);

    b. To the Class M-2 Certificates until it reaches a 28.30% Target Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage);

c. To the Class M-3 Certificates until it reaches a 24.40% Target Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage);

d. To the Class M-4 Certificates until it reaches a 21.00% Target Credit Enhancement Percentage (based on 2x the Class M-4 Initial Credit Enhancement Percentage);

e. To the Class M-5 Certificates until it reaches a 17.80% Target Credit Enhancement Percentage (based on 2x the Class M-5 Initial Credit Enhancement Percentage);

f. To the Class M-6 Certificates until it reaches a 14.80% Target Credit Enhancement Percentage (based on 2x the Class M-6 Initial Credit Enhancement Percentage);

g. To the Class M-7 Certificates until it reaches a 11.90% Target Credit Enhancement Percentage (based on 2x the Class M-7 Initial Credit Enhancement Percentage);

h. To the Class M-8 Certificates until it reaches a 9.90% Target Credit Enhancement Percentage (based on 2x the Class M-8 Initial Credit Enhancement Percentage);

i. To the Class M-9 Certificates until it reaches a 8.30% Target Credit Enhancement Percentage (based on 2x the Class M-9 Initial Credit Enhancement Percentage);

j. To the Class M-10 Certificates, until it reaches a 6.60% Target Credit Enhancement Percentage (based on 2x the Class M-10 Initial Credit Enhancement Percentage);

k. To the Class B Certificates, until it reaches a 4.60% Target Credit Enhancement Percentage (based on 2x the Class B Initial Credit Enhancement Percentage); and

l. Any Principal Distribution Amounts remaining undistributed following (a) through (k) above will be distributed as Excess Cashflow, if any, for such Distribution Date.

With respect to the Group II Certificates, all principal distributions will be allocated sequentially, to the Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates, in each case, until their principal balances have been reduced to zero, with the exception that beginning on the first Distribution Date on or after which the principal balances of the Class M and Class B Certificates have been reduced to zero and the Net Monthly Excess Cashflow and Overcollateralized Amount for such Distribution Date are insufficient to cover Realized Losses on the Group II Mortgage Loans, principal distributions among the Group II Certificates will be allocated, pro rata, based on their principal balances, in each case, until their principal balances have been reduced to zero.

III. Monthly Excess Cashflow:

i) As principal to the Certificates to replenish or maintain the Overcollateralized Amount as described under Principal Distribution above;

ii) Pro-rata to the Class A Certificates, in an amount equal to unpaid interest;

iii) To the Class M-1 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

iv) To the Class M-2 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

v) To the Class M-3 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

vi) To the Class M-4 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

vii) To the Class M-5 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

viii) To the Class M-6 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

ix) To the Class M-7 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

x) To the Class M-8 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

xi) To the Class M-9 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

xii) To the Class M-10 Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

xiii) To the Class B Certificates, an amount equal to unpaid interest, then any unpaid applied Realized Loss amounts;

xiv) Any funds remaining after distributions described in (i) through (xiii) above will be distributed to pay any related Net WAC Rate Carryover Amounts as follows: first to the Class A Certificates, pro rata, based on their respective Net WAC Rate Carryover Amounts, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class M-10 Certificates and lastly to the Class B Certificates sequentially, in that order, in each case up to their respective Net WAC Rate Carryover Amount.

xv) To the Swap Counterparty, any unpaid swap termination payment due to the Swap Counterparty as a result of a Swap Counterparty trigger event.

xvi) Any remaining funds will be distributed as further described in the pooling agreement.

FOR ADDITIONAL INFORMATION PLEASE CALL:

CREDIT SUISSE SECURITIES (USA) LLC

ABS BANKING

Janie Lee	212-325-9283
Elton Wells	212-325-5023
Stephen Marchi	212-325-0785

STRUCTURING / COLLATERAL

Carrina Chan (structuring)	212-325-2384
Pooja Pathak (structuring)	212-325-0616
Kashif Gilani (collateral)	212-325-8697

TRADING / SYNDICATE

Tricia Hazelwood	212-325-8549
Melissa Simmons	212-325-8549
James Drvostep	212-325-8549

RATING AGENCIES

MOODY'S INVESTORS SERVICE

Debashish Chatterjee	Tel: (212) 553-1329

STANDARD & POOR'S

Brian Weller	Tel: (212) 438-1934
John Sang	Tel: (212) 438-6058

Mortgage Loan Tables

Mortgage Loans as of the Cut-off Date

		Minimum	**Maximum**
Scheduled Principal Balance	$2,499,990,024.72	$19,986.57	$1,000,000.00
Average Scheduled Principal Balance	$221,218.48		
Number of Mortgage Loans	11,301		
Weighted Average Gross Coupon	8.252%	5.550%	14.150%
Weighted Average FICO Score	633	493	816
Weighted Average Original LTV	79.68%	10.26%	100.00%
Weighted Average Original Term (mo.)	413	120	480
Weighted Average Stated Remaining Term (mo.)	412	119	479
Weighted Average Seasoning (mo.)	2	1	10
Weighted Average Gross Margin	5.108%	4.990%	7.200%
Weighted Average Minimum Interest Rate	8.286%	5.550%	13.900%
Weighted Average Maximum Interest Rate	14.286%	11.550%	19.900%
Weighted Average Initial Rate Cap	2.104%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll (mo.)	26	4	59
Maturity Date		01/01/2016	01/01/2046
Maximum Zip Code Concentration	94565	0.47%	
Fixed Rate	8.67%		
Adjustable	91.33%		
2/28 ARM	32.56%		
3/27 ARM	4.79%		
5/25 ARM	3.53%		
2/38 ARM	36.88%		
3/37 ARM	5.95%		
2/28 ARM – IO	6.09%		
3/27 ARM - IO	0.65%		
5/25 ARM - IO	0.84%		
6 Month Libor ARM	0.04%		
10 Year Fixed Rate	0.00%		
15 Year Fixed Rate	0.18%		
20 Year Fixed Rate	0.04%		
30 Year Fixed Rate	6.67%		
40 Year Fixed Rate	1.79%		

SE 2138517 v6
(26425.0073)

Not Interest Only	92.42%
Interest Only	7.58%

Mortgage Loans as of the Cut-Off Date

First Lien	100.00%
Original Prepayment Penalty: 0 months	32.18%
Original Prepayment Penalty: 12 months	4.83%
Original Prepayment Penalty: 24 months	44.20%
Original Prepayment Penalty: 36 months	18.79%
Stated Income Documentation	49.18%
Full Documentation	46.25%
Limited Documentation	4.58%
Purchase	63.18%
Cash Out Refinance	33.16%
Rate/Term Refinance	3.66%
Single Family	69.95%
PUD	12.63%
2-4 Family	9.45%
Condo	7.86%
Townhouse	0.11%
Primary Home	89.58%
Investment	9.14%
Second Home	1.28%
Top 5 States	
CA	39.88%
FL	8.20%
IL	6.66%
TX	4.76%
WA	3.95%

Current Principal Balance ($)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
0.01 - 50000.00	487	$20,365,154.03	0.81%	10.169%	354	81.43%	610
50000.01 - 100000.00	2,120	162,349,084.62	6.49	9.260	368	81.71	611
100000.01 - 150000.00	2,184	271,851,070.01	10.87	8.521	386	80.05	615
150000.01 - 200000.00	1,536	268,463,756.88	10.74	8.352	398	79.24	621
200000.01 - 250000.00	1,179	265,146,328.06	10.61	8.242	409	78.90	629
250000.01 - 300000.00	1,049	287,812,059.10	11.51	8.012	418	79.05	637
300000.01 - 350000.00	724	235,387,790.17	9.42	7.977	425	80.00	640
350000.01 - 400000.00	603	225,873,908.17	9.03	7.990	422	79.63	641
400000.01 - 450000.00	414	176,209,163.41	7.05	7.975	429	79.90	646
450000.01 - 500000.00	286	136,163,235.14	5.45	8.018	423	80.45	647
500000.01 - 550000.00	217	113,551,676.13	4.54	7.992	435	80.48	652
550000.01 - 600000.00	174	100,301,726.68	4.01	8.214	433	80.50	638
600000.01 - 650000.00	115	72,261,554.46	2.89	8.147	431	79.77	641
650000.01 - 700000.00	66	44,775,930.03	1.79	8.212	422	80.20	634
700000.01 - 750000.00	61	44,459,482.96	1.78	8.036	417	78.24	634
750000.01 - 800000.00	37	29,100,671.73	1.16	8.629	423	78.47	661
800000.01 - 850000.00	9	7,505,975.84	0.30	8.649	439	72.97	630
850000.01 - 900000.00	7	6,199,877.14	0.25	8.642	427	75.35	628
900000.01 - 950000.00	7	6,510,796.08	0.26	8.782	393	77.68	602
950000.01 - 1000000.00	26	25,700,784.08	1.03	8.454	409	72.12	614
Total:	**11,301**	**$2,499,990,024.72**	**100.00%**	**8.252%**	**412**	**79.68%**	**633**

Current Gross Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
5.500 - 5.999	23	$8,430,523.85	0.34%	5.794%	394	70.61%	651
6.000 - 6.499	191	54,668,132.57	2.19	6.308	423	75.22	648
6.500 - 6.999	946	264,927,491.57	10.60	6.764	414	75.69	645
7.000 - 7.499	1,347	344,604,996.57	13.78	7.254	420	77.71	648
7.500 - 7.999	1,977	502,761,982.08	20.11	7.733	421	78.48	644
8.000 - 8.499	1,676	402,477,807.94	16.10	8.231	420	79.03	641
8.500 - 8.999	1,563	352,765,365.36	14.11	8.729	410	79.42	628
9.000 - 9.499	935	183,858,857.66	7.35	9.220	403	81.89	612
9.500 - 9.999	916	159,259,502.39	6.37	9.722	387	84.16	599
10.000 - 10.499	638	98,753,734.92	3.95	10.223	386	87.14	597
10.500 - 10.999	517	71,022,605.98	2.84	10.718	387	88.64	598
11.000 - 11.499	298	34,066,328.14	1.36	11.198	384	89.12	599
11.500 - 11.999	169	14,492,830.22	0.58	11.708	380	87.59	593
12.000 - 12.499	63	4,724,231.08	0.19	12.166	368	91.05	610
12.500 - 12.999	30	2,584,810.68	0.10	12.629	400	86.63	606
13.000 - 13.499	9	464,846.93	0.02	13.140	359	89.96	591
13.500 - 13.999	2	100,781.22	0.00	13.900	359	90.00	596
14.000 - 14.499	1	25,195.56	0.00	14.150	359	100.00	584
Total:	**11,301**	**$2,499,990,024.72**	**100.00%**	**8.252%**	**412**	**79.68%**	**633**

SE 2138517 v6
(26425.0073)

FICO	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
475 - 499	2	$490,448.31	0.02%	8.901%	358	75.10%	496
500 - 524	538	100,867,750.30	4.03	9.145	360	73.55	514
525 - 549	672	126,207,537.63	5.05	9.181	358	76.54	538
550 - 574	877	162,296,754.75	6.49	8.996	395	79.43	563
575 - 599	1,516	277,227,211.07	11.09	8.448	406	80.49	587
600 - 624	2,051	431,511,868.48	17.26	8.074	416	80.04	613
625 - 649	2,040	471,731,519.35	18.87	8.100	422	79.76	636
650 - 674	1,462	355,503,951.36	14.22	8.121	423	80.26	661
675 - 699	1,045	270,919,424.15	10.84	7.929	419	80.30	686
700 >=	1,098	303,233,559.32	12.13	7.918	422	80.52	732
Total:	**11,301**	**$2,499,990,024.72**	**100.00%**	**8.252%**	**412**	**79.68%**	**633**

Combined Original LTV (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
0.00 - 50.00	230	$39,878,946.24	1.60%	7.614%	378	42.57%	597
50.01 - 55.00	95	19,477,334.36	0.78	7.809	388	52.90	585
55.01 - 60.00	156	33,489,507.15	1.34	7.721	371	57.99	592
60.01 - 65.00	226	49,403,650.96	1.98	7.586	387	63.45	596
65.01 - 70.00	401	93,260,832.96	3.73	8.024	382	68.85	590
70.01 - 75.00	524	132,541,479.52	5.30	7.985	391	73.96	598
75.01 - 80.00	6,917	1,651,610,860.39	66.06	7.950	421	79.91	645
80.01 - 85.00	588	112,575,381.04	4.50	9.241	397	84.68	601
85.01 - 90.00	1,585	277,195,819.57	11.09	9.573	400	89.87	632
90.01 - 95.00	354	61,330,704.56	2.45	10.007	403	94.90	599
95.01 - 100.00	225	29,225,507.97	1.17	10.075	386	99.85	605
Total:	**11,301**	**$2,499,990,024.72**	**100.00%**	**8.252%**	**412**	**79.68%**	**633**

Original Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
120	1	$64,646.68	0.00%	8.100%	119	45.14%	574
180	50	4,477,165.47	0.18	8.179	178	66.20	610
240	5	913,320.13	0.04	7.202	238	71.59	651
360	7,464	1,379,192,924.37	55.17	8.436	358	79.21	620
480	3,781	1,115,341,968.07	44.61	8.025	478	80.32	648
Total:	**11,301**	**$2,499,990,024.72**	**100.00%**	**8.252%**	**412**	**79.68%**	**633**

Stated Remaining Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
61 - 120	1	$64,646.68	0.00%	8.100%	119	45.14%	574
121 - 180	50	4,477,165.47	0.18	8.179	178	66.20	610
181 - 240	5	913,320.13	0.04	7.202	238	71.59	651
301 - 360	7,464	1,379,192,924.37	55.17	8.436	358	79.21	620
421 - 480	3,781	1,115,341,968.07	44.61	8.025	478	80.32	648
Total:	**11,301**	**$2,499,990,024.72**	**100.00%**	**8.252%**	**412**	**79.68%**	**633**

Debt Ratio (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
0.001 - 20.000	636	$111,624,772.49	4.47%	8.680%	385	79.26%	629
20.001 - 25.000	527	85,634,395.20	3.43	8.696	398	80.20	638
25.001 - 30.000	746	132,326,621.47	5.29	8.533	396	79.79	625
30.001 - 35.000	1,081	204,218,441.74	8.17	8.413	402	79.50	630
35.001 - 40.000	1,651	336,516,843.67	13.46	8.271	409	79.11	633
40.001 - 45.000	2,288	519,592,602.84	20.78	8.159	416	79.86	640
45.001 - 50.000	3,467	869,504,292.59	34.78	8.109	424	80.36	640
50.001 - 55.000	890	236,067,973.12	9.44	8.302	394	77.73	597
55.001 - 60.000	12	3,605,335.34	0.14	7.667	392	72.80	582
60.001 - 65.000	1	377,342.23	0.02	7.400	478	80.00	633
65.001 - 70.000	1	399,873.27	0.02	7.650	479	80.00	623
70.001 - 75.000	1	121,530.76	0.00	8.800	359	95.00	626
Total:	**11,301**	**$2,499,990,024.72**	**100.00%**	**8.252%**	**412**	**79.68%**	**633**

FRM/ARM	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
Fixed	1,265	$216,861,938.21	8.67%	7.887%	379	74.03%	628
Adjustable	10,036	2,283,128,086.51	91.33	8.286	415	80.21	633
Total:	**11,301**	**$2,499,990,024.72**	**100.00%**	**8.252%**	**412**	**79.68%**	**633**

Product	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
2 /28 ARM	4,712	$813,912,694.56	32.56%	8.749%	358	80.28%	607
2 /38 ARM	2,992	921,896,129.90	36.88	8.002	478	80.49	649
3 /27 ARM	679	119,869,724.63	4.79	8.356	358	79.14	622
3 /37 ARM	604	148,735,939.01	5.95	8.260	478	80.87	646
5 /25 ARM	475	88,126,152.18	3.53	8.495	359	79.08	623
6 Month ARM	3	1,028,968.40	0.04	8.629	358	88.58	621
10Yr Fixed Rate	1	64,646.68	0.00	8.100	119	45.14	574
15Yr Fixed Rate	50	4,477,165.47	0.18	8.179	178	66.20	610
20Yr Fixed Rate	5	913,320.13	0.04	7.202	238	71.59	651
30Yr Fixed Rate	1,024	166,696,906.77	6.67	7.930	358	74.05	626
40Yr Fixed Rate	185	44,709,899.16	1.79	7.712	478	74.85	637
2/28 ARM - Interest Only	443	152,225,889.76	6.09	7.620	358	79.45	676
3/27 ARM - Interest Only	56	16,339,270.65	0.65	7.223	358	79.69	667
5/25 ARM - Interest Only	72	20,993,317.42	0.84	7.388	359	76.80	665
Total:	**11,301**	**$2,499,990,024.72**	**100.00%**	**8.252%**	**412**	**79.68%**	**633**

Interest Only	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
No	10,730	$2,310,431,546.89	92.42%	8.308%	416	79.72%	629
Yes	571	189,558,477.83	7.58	7.560	358	79.17	674
Total:	**11,301**	**$2,499,990,024.72**	**100.00%**	**8.252%**	**412**	**79.68%**	**633**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
Prepay Penalty: 0	3,797	$804,603,478.09	32.18%	8.671%	402	80.52%	633
Prepay Penalty: 12	364	120,769,441.32	4.83	8.297	424	78.26	639
Prepay Penalty: 24	4,890	1,104,950,398.67	44.20	8.106	419	79.97	632
Prepay Penalty: 36	2,250	469,666,706.64	18.79	7.865	408	77.90	632
Total:	**11,301**	**$2,499,990,024.72**	**100.00%**	**8.252%**	**412**	**79.68%**	**633**

Lien	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
First Lien	11,301	$2,499,990,024.72	100.00%	8.252%	412	79.68%	633
Total:	**11,301**	**$2,499,990,024.72**	**100.00%**	**8.252%**	**412**	**79.68%**	**633**

Documentation Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
Stated	4,768	$1,229,400,706.34	49.18%	8.493%	424	79.84%	655
Full	6,073	1,156,151,367.09	46.25	8.010	398	79.36	610
Limited	460	114,437,951.29	4.58	8.100	415	81.14	616
Total:	**11,301**	**$2,499,990,024.72**	**100.00%**	**8.252%**	**412**	**79.68%**	**633**

Loan Purpose	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
Purchase	7,275	$1,579,435,522.78	63.18%	8.261%	421	81.74%	649
Cash Out Refinance	3,601	829,001,244.43	33.16	8.223	395	75.61	604
Rate/Term Refinance	425	91,553,257.51	3.66	8.343	397	80.87	607
Total:	**11,301**	**$2,499,990,024.72**	**100.00%**	**8.252%**	**412**	**79.68%**	**633**

Property Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
Single Family	8,158	$1,748,771,809.13	69.95%	8.262%	412	79.55%	629
PUD	1,277	315,689,854.00	12.63	8.132	411	80.22	629
2-4 Family	919	236,267,674.18	9.45	8.360	407	79.20	649
Condo	930	196,530,541.30	7.86	8.218	417	80.47	647
Townhouse	17	2,730,146.11	0.11	8.515	429	82.09	638
Total:	**11,301**	**$2,499,990,024.72**	**100.00%**	**8.252%**	**412**	**79.68%**	**633**

Occupancy	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
Primary Home	9,581	$2,239,476,003.28	89.58%	8.126%	414	79.32%	631
Investment	1,588	228,596,612.91	9.14	9.463	390	82.97	649
Second Home	132	31,917,408.53	1.28	8.396	399	80.90	641
Total:	**11,301**	**$2,499,990,024.72**	**100.00%**	**8.252%**	**412**	**79.68%**	**633**

State	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
AK	69	$12,309,541.02	0.49%	8.266%	397	80.62%	651
AL	85	9,135,863.88	0.37	9.473	363	83.39	616
AR	31	2,754,582.98	0.11	10.161	377	87.36	591
AZ	213	42,548,438.86	1.70	8.136	398	78.42	619
CA	2,786	997,031,248.18	39.88	7.858	436	78.32	644
CO	257	47,217,221.11	1.89	8.115	423	80.64	619
CT	70	14,059,558.76	0.56	8.118	383	78.66	612
DC	29	7,390,208.03	0.30	8.061	419	70.22	625
DE	6	980,644.32	0.04	7.748	359	77.74	599
FL	955	204,923,742.01	8.20	8.277	398	79.08	629
GA	375	60,132,552.05	2.41	8.823	396	83.09	618
HI	14	6,099,082.77	0.24	7.812	432	79.09	647
IA	30	2,741,405.11	0.11	8.908	370	80.43	595
ID	10	1,573,192.08	0.06	8.346	427	84.31	613
IL	881	166,618,769.41	6.66	8.669	392	80.98	639
IN	157	12,434,149.47	0.50	9.249	367	85.51	610
KS	12	935,925.37	0.04	9.706	377	87.98	594
KY	25	3,206,563.03	0.13	8.933	373	85.44	613
LA	52	5,188,258.89	0.21	9.364	364	82.22	604
MA	185	48,846,270.87	1.95	8.545	399	79.40	635
MD	377	82,833,650.86	3.31	8.441	413	79.77	630
ME	8	1,001,752.97	0.04	9.454	359	80.99	581
MI	423	43,672,075.21	1.75	9.265	368	83.92	618
MN	73	15,805,952.35	0.63	8.119	383	79.67	618
MO	170	15,852,880.11	0.63	9.464	369	84.41	609
MT	21	4,424,578.45	0.18	8.503	398	83.10	605
NC	200	23,100,758.94	0.92	9.085	372	82.98	612
ND	2	227,872.26	0.01	10.366	416	95.00	570
NE	65	4,827,384.36	0.19	9.123	374	82.32	611
NH	27	5,755,862.84	0.23	8.363	389	80.75	607
NJ	315	85,313,721.75	3.41	8.481	397	79.04	623
NM	28	3,671,922.19	0.15	8.692	382	81.36	611
NV	77	19,976,954.89	0.80	8.199	415	78.17	616
NY	239	85,836,580.70	3.43	8.260	397	79.24	641
OH	168	14,840,623.59	0.59	9.774	370	87.01	604
OK	70	5,569,275.29	0.22	9.150	366	82.08	604
OR	226	46,094,112.49	1.84	7.920	414	79.98	634
PA	272	33,060,568.98	1.32	8.912	366	81.46	606
RI	33	7,963,959.85	0.32	8.565	405	78.93	622
SC	77	7,870,826.55	0.31	9.076	358	80.12	602
SD	6	1,067,196.70	0.04	8.446	400	78.58	605
TN	261	22,987,413.60	0.92	9.470	370	88.45	599
TX	992	119,095,581.81	4.76	8.746	368	81.15	610
UT	84	13,930,186.53	0.56	8.771	388	82.58	634
VA	234	67,282,146.24	2.69	8.109	423	79.85	641
VT	11	2,221,197.57	0.09	8.161	409	72.90	597
WA	439	98,662,172.14	3.95	8.039	420	80.26	626
WI	139	17,592,744.31	0.70	9.174	379	82.36	621
WV	20	3,092,381.33	0.12	7.956	380	80.43	634
WY	2	230,471.66	0.01	7.738	358	76.15	599
Total:	**11,301**	**$2,499,990,024.72**	**100.00%**	**8.252%**	**412**	**79.68%**	**633**

Gross Margin (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
4.500 - 4.999	9,189	$2,083,619,182.23	91.26%	8.244%	417	80.63%	639
5.500 - 5.999	434	98,261,090.47	4.30	8.817	390	76.94	566
6.500 - 6.999	412	101,068,098.30	4.43	8.649	381	74.77	574
7.000 - 7.499	1	179,715.51	0.01	7.200	358	80.00	580
Total:	**10,036**	**$2,283,128,086.51**	**100.00%**	**8.286%**	**415**	**80.21%**	**633**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
5.501 - 6.000	26	$9,328,827.27	0.41%	5.814%	390	70.79%	654
6.001 - 6.500	206	60,020,261.66	2.63	6.346	424	76.34	647
6.501 - 7.000	773	216,748,399.99	9.49	6.795	423	77.36	644
7.001 - 7.500	1,222	327,658,508.85	14.35	7.293	425	78.42	648
7.501 - 8.000	1,717	456,854,334.12	20.01	7.771	425	78.98	647
8.001 - 8.500	1,530	373,450,760.07	16.36	8.273	422	79.33	641
8.501 - 9.000	1,372	320,733,652.94	14.05	8.767	412	79.59	629
9.001 - 9.500	860	170,213,835.12	7.46	9.269	400	82.14	610
9.501 - 10.000	794	144,182,669.73	6.32	9.763	389	84.84	597
10.001 - 10.500	589	91,441,436.35	4.01	10.262	387	87.22	600
10.501 - 11.000	466	64,673,717.87	2.83	10.754	387	88.91	595
11.001 - 11.500	260	29,780,286.07	1.30	11.236	386	89.16	600
11.501 - 12.000	136	12,047,441.19	0.53	11.727	385	88.37	602
12.001 - 12.500	55	4,339,602.28	0.19	12.224	369	90.28	612
12.501 - 13.000	20	1,148,097.83	0.05	12.679	363	86.85	578
13.001 - 13.500	8	405,473.95	0.02	13.154	359	89.95	581
13.501 - 14.000	2	100,781.22	0.00	13.900	359	90.00	596
Total:	**10,036**	**$2,283,128,086.51**	**100.00%**	**8.286%**	**415**	**80.21%**	**633**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
11.501 - 12.000	26	$9,328,827.27	0.41%	5.814%	390	70.79%	654
12.001 - 12.500	206	60,020,261.66	2.63	6.346	424	76.34	647
12.501 - 13.000	773	216,748,399.99	9.49	6.795	423	77.36	644
13.001 - 13.500	1,222	327,658,508.85	14.35	7.293	425	78.42	648
13.501 - 14.000	1,717	456,854,334.12	20.01	7.771	425	78.98	647
14.001 - 14.500	1,530	373,450,760.07	16.36	8.273	422	79.33	641
14.501 - 15.000	1,372	320,733,652.94	14.05	8.767	412	79.59	629
15.001 - 15.500	860	170,213,835.12	7.46	9.269	400	82.14	610
15.501 - 16.000	794	144,182,669.73	6.32	9.763	389	84.84	597
16.001 - 16.500	589	91,441,436.35	4.01	10.262	387	87.22	600
16.501 - 17.000	466	64,673,717.87	2.83	10.754	387	88.91	595
17.001 - 17.500	260	29,780,286.07	1.30	11.236	386	89.16	600
17.501 - 18.000	136	12,047,441.19	0.53	11.727	385	88.37	602
18.001 - 18.500	55	4,339,602.28	0.19	12.224	369	90.28	612
18.501 - 19.000	20	1,148,097.83	0.05	12.679	363	86.85	578
19.001 - 19.500	8	405,473.95	0.02	13.154	359	89.95	581
19.501 - 20.000	2	100,781.22	0.00	13.900	359	90.00	596
Total:	**10,036**	**$2,283,128,086.51**	**100.00%**	**8.286%**	**415**	**80.21%**	**633**

Initial Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
1.000	458	$155,079,543.72	6.79%	7.643%	359	79.52%	674
2.000	7,697	1,735,010,648.55	75.99	8.352	422	80.4	629
3.000	1,881	393,037,894.24	17.21	8.251	404	79.67	635
Total:	**10,036**	**$2,283,128,086.51**	**100.00%**	**8.286%**	**415**	**80.21%**	**633**

Subsequent Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
1.000	10,036	$2,283,128,086.51	100.00%	8.286%	415	80.21	633
Total:	**10,036**	**$2,283,128,086.51**	**100.00%**	**8.286%**	**415**	**80.21%**	**633**

Next Rate Change Date	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
2006-06	3	$1,028,968.40	0.05%	8.629%	358	88.58%	621
2007-04	1	102,871.92	0.00	8.650	350	90.00	652
2007-07	1	49,103.18	0.00	8.900	353	85.00	641
2007-09	6	789,965.99	0.03	8.814	355	75.80	530
2007-10	1	239,464.16	0.01	8.950	356	64.00	523
2007-11	39	12,075,988.48	0.53	7.671	387	78.96	614
2007-12	4,895	1,133,781,016.30	49.66	8.159	417	80.10	631
2008-01	3,204	740,996,304.19	32.46	8.508	418	80.69	636
2008-07	1	127,504.53	0.01	9.050	353	80.00	510
2008-11	2	423,938.60	0.02	7.912	418	80.00	689
2008-12	855	182,324,798.30	7.99	8.074	413	79.48	634
2009-01	481	102,068,692.86	4.47	8.538	435	81.14	642
2010-09	1	255,034.61	0.01	6.300	355	75.00	603
2010-11	1	355,287.95	0.02	6.550	357	59.38	630
2010-12	233	45,238,428.69	1.98	8.093	358	77.53	632
2011-01	312	63,270,718.35	2.77	8.436	359	79.56	630
Total:	**10,036**	**$2,283,128,086.51**	**100.00%**	**8.286%**	**415**	**80.21%**	**633**

Group I Mortgage Loans as of the Cut-off Date

		Minimum	**Maximum**
Scheduled Principal Balance	$1,097,335,634.23	$19,986.57	$719,605.89
Average Scheduled Principal Balance	$155,298.00		
Number of Mortgage Loans	7,066		
Weighted Average Gross Coupon	8.468%	5.550%	14.150
Weighted Average FICO Score	616	493	806
Weighted Average Original LTV	78.83%	10.26%	100.00
Weighted Average Original Term (mo.)	394	120	480
Weighted Average Stated Remaining Term (mo.)	392	119	479
Weighted Average Seasoning (mo.)	2	1	10
Weighted Average Gross Margin	5.157%	4.990%	7.200%
Weighted Average Minimum Interest Rate	8.554%	5.550%	13.900%
Weighted Average Maximum Interest Rate	14.554%	11.550%	19.900%
Weighted Average Initial Rate Cap	2.179%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll (mo.)	26.514	14.000%	59.000%
Maturity Date		1/01/2016	1/01/2046
Maximum Zip Code Concentration	94565	0.37%	
Fixed Rate	13.72%		
Adjustable	86.28%		
2/28 ARM	43.49%		
3/27 ARM	6.86%		
5/25 ARM	4.77%		
2/38 ARM	21.06%		
3/37 ARM	6.86%		
2/28 ARM - IO	3.03%		
3/27 ARM - IO	0.71%		
5/25 ARM - IO	0.84%		
6 Month Libor ARM			
10 Year Fixed Rate	0.01%		
15 Year Fixed Rate	0.40%		
20 Year Fixed Rate	0.04%		
30 Year Fixed Rate	10.85%		
40 Year Fixed Rate	2.43%		
Not Interest Only	95.43%		
Interest Only	4.57%		

Group I Mortgage Loans as of the Cut-Off Date

First Lien	100.00%
Original Prepayment Penalty: 0 months	37.12%
Original Prepayment Penalty: 12 months	3.21%
Original Prepayment Penalty: 24 months	38.60%
Original Prepayment Penalty: 36 months	21.07%
Stated Income Documentation	37.21%
Full Documentation	59.20%
Limited Documentation	3.59%
Purchase	40.14%
Cash Out Refinance	53.49%
Rate/Term Refinance	6.38%
Single Family	70.57%
2-4 Family	10.80%
PUD	10.76%
Condo	7.67%
Townhouse	0.19%
Primary Home	79.82%
Investment	1.78%
Second Home	18.40%
Top 5 States	
CA	21.68%
IL	8.74%
FL	8.43%
TX	6.27%
WA	5.34%

Current Principal Balance ($)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
0.01 - 50000.00	477	$19,922,326.90	1.82%	10.181%	354	81.38%	610
50000.01 - 100000.00	1,945	148,160,151.08	13.50	9.294	368	81.56	610
100000.01 - 150000.00	1,749	216,960,627.77	19.77	8.538	386	79.65	613
150000.01 - 200000.00	1,062	184,535,701.65	16.82	8.395	394	78.29	613
200000.01 - 250000.00	663	148,851,624.75	13.56	8.315	399	77.44	614
250000.01 - 300000.00	517	142,257,390.04	12.96	8.120	405	77.34	619
300000.01 - 350000.00	302	97,997,227.22	8.93	8.086	407	78.53	618
350000.01 - 400000.00	246	91,920,887.61	8.38	8.058	401	77.83	621
400000.01 - 450000.00	74	30,804,480.09	2.81	8.094	396	77.94	633
450000.01 - 500000.00	18	8,618,094.29	0.79	8.503	418	81.73	663
500000.01 - 550000.00	7	3,611,197.83	0.33	8.510	411	81.51	642
550000.01 - 600000.00	4	2,277,492.87	0.21	8.759	418	81.22	667
650000.01 - 700000.00	1	698,826.24	0.06	6.900	358	70.78	611
700000.01 - 750000.00	1	719,605.89	0.07	8.990	359	74.61	753
Total:	**7,066**	**$1,097,335,634.23**	**100.00%**	**8.468%**	**392**	**78.83%**	**616**

Current Gross Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
5.500 - 5.999	14	$3,776,296.92	0.34%	5.812%	385	74.18%	666
6.000 - 6.499	120	26,429,981.69	2.41	6.318	400	72.00	643
6.500 - 6.999	523	111,485,989.94	10.16	6.759	400	71.52	634
7.000 - 7.499	718	134,895,073.68	12.29	7.250	403	75.45	628
7.500 - 7.999	992	179,072,759.38	16.32	7.731	400	76.41	622
8.000 - 8.499	881	147,141,261.98	13.41	8.240	397	77.84	620
8.500 - 8.999	955	147,196,880.19	13.41	8.734	392	78.60	609
9.000 - 9.499	668	94,408,760.44	8.60	9.227	383	81.58	599
9.500 - 9.999	732	98,024,061.14	8.93	9.737	378	83.87	597
10.000 - 10.499	517	63,634,533.36	5.80	10.229	378	86.41	603
10.500 - 10.999	437	49,215,210.48	4.48	10.708	381	88.34	607
11.000 - 11.499	254	23,036,338.27	2.10	11.202	376	87.92	603
11.500 - 11.999	157	12,462,393.70	1.14	11.712	379	87.25	592
12.000 - 12.499	57	3,816,895.01	0.35	12.161	370	89.56	615
12.500 - 12.999	29	2,148,374.34	0.20	12.655	384	85.95	592
13.000 - 13.499	9	464,846.93	0.04	13.140	359	89.96	591
13.500 - 13.999	2	100,781.22	0.01	13.900	359	90.00	596
14.000 - 14.499	1	25,195.56	0.00	14.150	359	100.00	584
Total:	**7,066**	**$1,097,335,634.23**	**100.00%**	**8.468%**	**392**	**78.83%**	**616**

31

FICO	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
475 - 499	2	$490,448.31	0.04%	8.901%	358	75.10%	496
500 - 524	476	76,268,125.94	6.95	9.196	359	72.76	514
525 - 549	564	88,005,582.67	8.02	9.086	358	75.56	539
550 - 574	699	102,121,192.17	9.31	8.941	390	77.69	563
575 - 599	1,092	153,018,472.73	13.94	8.458	395	79.18	586
600 - 624	1,333	203,041,439.04	18.50	8.147	400	79.17	612
625 - 649	1,137	178,897,385.72	16.30	8.259	400	79.52	636
650 - 674	767	123,939,574.22	11.29	8.364	401	80.62	661
675 - 699	497	84,063,952.98	7.66	8.159	401	80.77	686
700 or greater	499	87,489,460.45	7.97	8.288	400	81.52	733
Total:	**7,066**	**$1,097,335,634.23**	**100.00%**	**8.468%**	**392**	**78.83%**	**616**

Combined Original LTV (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
50.00 or less	215	$32,307,463.72	2.94%	7.630%	375	41.76%	595
50.01 - 55.00	88	15,634,256.89	1.42	7.908	381	52.95	576
55.01 - 60.00	140	24,896,963.67	2.27	7.696	371	58.03	593
60.01 - 65.00	202	38,014,227.99	3.46	7.666	384	63.36	590
65.01 - 70.00	345	66,032,396.59	6.02	7.991	379	68.74	586
70.01 - 75.00	426	84,075,653.86	7.66	8.010	383	74.03	588
75.01 - 80.00	1,131	193,686,131.75	17.65	8.377	383	79.60	596
80.01 - 85.00	354	58,210,745.91	5.30	9.132	392	84.38	610
85.01 - 90.00	990	155,051,709.23	14.13	9.429	393	88.86	638
90.01 - 95.00	326	48,895,895.56	4.46	9.011	399	88.29	618
95.01 - 100.00	2,849	380,530,189.06	34.68	8.359	405	82.21	637
Total:	**7,066**	**$1,097,335,634.23**	**100.00%**	**8.468%**	**392**	**78.83%**	**616**

Original Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
120	1	$64,646.68	0.01%	8.100%	119	45.14%	574
180	49	4,420,515.58	0.40	8.168	178	66.02	610
240	4	391,437.38	0.04	8.004	238	60.37	591
360	5,421	774,075,653.22	70.54	8.606	358	78.53	608
480	1,591	318,383,381.37	29.01	8.135	478	79.76	634
Total:	**7,066**	**$1,097,335,634.23**	**100.00%**	**8.468%**	**392**	**78.83%**	**616**

Stated Remaining Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
61 - 120	1	$64,646.68	0.01%	8.100%	119	45.14%	574
121 - 180	49	4,420,515.58	0.40	8.168	178	66.02	610
181 - 240	4	391,437.38	0.04	8.004	238	60.37	591
301 - 360	5,421	774,075,653.22	70.54	8.606	358	78.53	608
421 - 480	1,591	318,383,381.37	29.01	8.135	478	79.76	634
Total:	**7,066**	**$1,097,335,634.23**	**100.00%**	**8.468%**	**392**	**78.83%**	**616**

Debt Ratio (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
<= 20.000	508	$67,326,546.99	6.14%	8.968%	382	79.55%	629
20.001 - 25.000	403	51,707,070.31	4.71	8.958	388	80.02	638
25.001 - 30.000	548	73,929,030.75	6.74	8.663	385	79.10	620
30.001 - 35.000	748	104,075,217.04	9.48	8.690	386	78.41	615
35.001 - 40.000	1,067	159,842,555.20	14.57	8.514	391	78.37	613
40.001 - 45.000	1,295	199,216,677.61	18.15	8.388	397	78.82	616
45.001 - 50.000	1,810	303,886,832.78	27.69	8.276	402	80.05	620
50.001 - 55.000	676	135,011,163.12	12.30	8.255	381	76.03	592
55.001 - 60.000	10	2,219,009.67	0.20	7.914	392	75.45	591
70.001 - 75.000	1	121,530.76	0.01	8.800	359	95.00	626
Total:	**7,066**	**$1,097,335,634.23**	**100.00%**	**8.468%**	**392**	**78.83%**	**616**

FRM/ARM	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
ARM	6,035	$946,741,214.14	86.28%	8.554%	395	79.81%	615
Fixed	1,031	150,594,420.09	13.72	7.927	374	72.68	620
Total:	**7,066**	**$1,097,335,634.23**	**100.00%**	**8.468%**	**392**	**78.83%**	**616**

Product	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
10Yr Fixed Rate	1	$64,646.68	0.01%	8.100%	119	45.14%	574
15Yr Fixed Rate	49	4,420,515.58	0.40	8.168	178	66.02	610
20Yr Fixed Rate	4	391,437.38	0.04	8.004	238	60.37	591
30Yr Fixed Rate	840	119,089,101.45	10.85	7.961	358	72.82	619
40Yr Fixed Rate	137	26,628,719.00	2.43	7.731	478	73.41	628
2 /28 ARM	3,508	477,216,312.39	43.49	8.920	358	79.94	598
2 /28 ARM -Interest Only	141	33,255,108.95	3.03	7.510	358	78.80	664
2 /38 ARM	1,134	231,105,539.95	21.06	8.114	478	80.13	634
3 /27 ARM	520	75,260,334.16	6.86	8.469	358	79.60	618
3 /27 ARM -Interest Only	32	7,751,409.35	0.71	7.260	358	80.14	657
3 /37 ARM	320	60,649,122.42	5.53	8.394	478	81.14	639
5 /25 ARM	341	52,323,681.50	4.77	8.532	359	77.73	614
5 /25 ARM -Interest Only	39	9,179,705.42	0.84	7.310	358	72.91	657
Total:	**7,066**	**$1,097,335,634.23**	**100.00%**	**8.468%**	**392**	**78.83%**	**616**

Interest Only	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
N	6,854	$1,047,149,410.51	95.43%	8.517%	394	78.87%	614
Y	212	50,186,223.72	4.57	7.435	358	77.93	662
Total:	**7,066**	**$1,097,335,634.23**	**100.00%**	**8.468%**	**392**	**78.83%**	**616**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
0	2,596	$407,346,389.82	37.12%	8.766%	388	80.13%	621
12	166	35,208,546.52	3.21	8.418	399	75.70	623
24	2,819	423,569,072.00	38.60	8.425	398	79.27	610
36	1,485	231,211,625.89	21.07	8.028	390	76.20	617
Total:	**7,066**	**$1,097,335,634.23**	**100.00%**	**8.468%**	**392**	**78.83%**	**616**

Lien	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
1	7,066	$1,097,335,634.23	100.00%	8.468%	392	78.83%	616
Total:	**7,066**	**$1,097,335,634.23**	**100.00%**	**8.468%**	**392**	**78.83%**	**616**

Documentation Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
Full Documentation	4,436	$649,656,096.84	59.20%	8.211%	387	78.51%	601
Stated Documentation	2,397	408,315,499.33	37.21	8.891	400	79.24	640
Limited Documentation	233	39,364,038.06	3.59	8.312	394	79.74	599
Total:	**7,066**	**$1,097,335,634.23**	**100.00%**	**8.468%**	**392**	**78.83%**	**616**

Loan Purpose	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
Refinance-Cashout	3,186	$586,956,665.85	53.49%	8.216%	388	74.89%	601
Purchase	3,492	440,418,634.58	40.14	8.824	398	83.76	638
Refinance-Rate/Term	388	69,960,333.80	6.38	8.339	391	80.80	602
Total:	**7,066**	**$1,097,335,634.23**	**100.00%**	**8.468%**	**392**	**78.83%**	**616**

Property Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
Single Family	5,276	$774,434,809.78	70.57%	8.490%	391	78.73%	611
2-4 Family	587	118,517,558.54	10.80	8.604	390	77.92	637
PUD	654	118,120,863.73	10.76	8.197	400	79.40	614
Condo	535	84,214,009.03	7.67	8.439	401	80.10	635
Townhouse	14	2,048,393.15	0.19	8.829	427	82.78	641
Total:	**7,066**	**$1,097,335,634.23**	**100.00%**	**8.468%**	**392**	**78.83%**	**616**

Occupancy	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
Primary Residence	5,411	$875,941,535.37	79.82%	8.231%	394	77.76%	608
Investor Property	1,544	201,865,808.16	18.40	9.501	386	83.11	649
Second Home	111	19,528,290.70	1.78	8.417	401	82.48	649
Total:	**7,066**	**$1,097,335,634.23**	**100.00%**	**8.468%**	**392**	**78.83%**	**616**

State	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
AK	50	$7,990,601.06	0.73%	8.433%	401	80.96%	649
AL	71	6,975,022.86	0.64	9.554	358	83.53	620
AR	28	2,263,947.12	0.21	10.021	382	85.26	590
AZ	144	25,011,232.06	2.28	7.978	395	75.94	611
CA	909	237,955,796.29	21.68	7.860	413	73.21	619
CO	202	31,314,886.20	2.85	8.188	425	81.64	616
CT	54	8,740,071.65	0.80	8.151	373	77.86	596
DC	21	4,402,137.77	0.40	7.869	389	63.44	597
DE	5	768,963.13	0.07	7.831	359	77.12	597
FL	543	92,454,593.98	8.43	8.456	385	77.79	611
GA	295	40,674,711.24	3.71	8.944	393	83.87	615
HI	9	3,067,205.46	0.28	7.372	408	78.20	626
IA	26	2,369,867.20	0.22	9.012	372	80.50	590
ID	3	376,765.46	0.03	8.092	428	84.17	634
IL	623	95,916,442.65	8.74	8.752	385	81.15	630
IN	145	10,135,523.39	0.92	9.544	364	86.05	610
KS	11	844,600.85	0.08	9.847	379	88.84	591
KY	22	2,442,125.31	0.22	9.011	378	86.72	607
LA	36	3,029,146.41	0.28	9.200	367	79.95	604
MA	111	24,447,976.61	2.23	8.599	391	78.70	627
MD	274	49,257,142.63	4.49	8.450	402	78.50	624
ME	8	1,001,752.97	0.09	9.454	359	81.00	581
MI	382	36,117,800.90	3.29	9.380	366	84.51	618
MN	59	10,841,533.64	0.99	8.235	382	80.04	615
MO	154	13,451,053.37	1.23	9.588	370	84.56	606
MT	18	3,273,039.86	0.30	8.169	396	79.53	619
NC	164	15,149,114.75	1.38	9.251	369	83.12	600
ND	2	227,872.26	0.02	10.366	416	95.00	570
NE	61	4,345,068.03	0.40	9.156	376	82.62	614
NH	21	4,040,979.30	0.37	8.542	396	79.98	605
NJ	188	44,031,200.45	4.01	8.423	381	78.19	614
NM	23	2,589,292.33	0.24	8.644	392	82.55	606
NV	46	9,364,370.70	0.85	8.226	404	76.85	592
NY	101	27,280,963.40	2.49	8.298	386	76.43	620
OH	161	13,472,388.55	1.23	9.809	370	87.17	607
OK	58	4,282,360.62	0.39	9.514	368	82.61	594
OR	153	26,706,187.47	2.43	7.941	406	80.00	631
PA	229	24,582,981.02	2.24	8.966	363	81.27	602
RI	22	4,452,743.15	0.41	8.201	386	74.91	611
SC	61	5,699,904.43	0.52	9.296	358	80.82	600
SD	5	575,476.85	0.05	8.144	435	77.36	603
TN	228	18,918,241.13	1.72	9.571	371	88.37	600
TX	700	68,793,689.54	6.27	8.828	364	80.68	605
UT	58	7,455,956.39	0.68	8.744	397	82.25	625
VA	120	24,109,489.16	2.20	8.128	405	78.34	622
VT	10	1,773,433.61	0.16	8.126	392	71.11	586
WA	313	58,606,863.42	5.34	8.036	411	79.76	615
WI	122	13,337,717.13	1.22	9.222	386	82.52	617
WV	15	2,184,928.81	0.20	8.050	383	79.88	629
WY	2	230,471.66	0.02	7.738	358	76.15	599
Total:	**7,066**	**$1,097,335,634.23**	**100.00%**	**8.468%**	**392**	**78.83%**	**616**

Gross Margin (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
4.500 - 4.999	5,388	$828,096,847.76	87.47%	8.515%	399	80.60%	624
5.500 - 5.999	344	61,004,870.61	6.44	8.902	379	75.60	560
6.500 - 6.999	302	57,459,780.26	6.07	8.753	361	72.77	548
7.000 - 7.499	1	179,715.51	0.02	7.200	358	80.00	580
Total:	**6,035**	**$946,741,214.14**	**100.00%**	**8.554%**	**395**	**79.81%**	**615**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
5.501 - 6.000	17	$4,674,600.34	0.49%	5.848%	380	73.86%	669
6.001 - 6.500	123	26,958,147.04	2.85	6.352	401	73.28	636
6.501 - 7.000	379	79,997,826.72	8.45	6.794	412	74.10	630
7.001 - 7.500	581	110,721,462.62	11.70	7.287	409	76.61	627
7.501 - 8.000	775	145,212,627.51	15.34	7.761	405	77.27	625
8.001 - 8.500	787	133,528,301.56	14.10	8.273	399	78.48	620
8.501 - 9.000	817	127,948,504.53	13.51	8.768	394	79.05	608
9.001 - 9.500	627	91,297,344.25	9.64	9.271	383	81.61	600
9.501 - 10.000	632	86,658,290.88	9.15	9.776	380	84.52	597
10.001 - 10.500	478	60,593,022.34	6.40	10.269	380	86.52	605
10.501 - 11.000	391	43,472,395.10	4.59	10.750	381	88.74	605
11.001 - 11.500	221	20,117,824.19	2.12	11.245	376	87.78	603
11.501 - 12.000	127	10,422,261.77	1.10	11.737	383	87.89	600
12.001 - 12.500	50	3,484,252.29	0.37	12.235	371	88.59	617
12.501 - 13.000	20	1,148,097.83	0.12	12.679	363	86.85	578
13.001 - 13.500	8	405,473.95	0.04	13.154	359	89.95	581
13.501 - 14.000	2	100,781.22	0.01	13.900	359	90.00	596
Total:	**6,035**	**$946,741,214.14**	**100.00%**	**8.554%**	**395**	**79.81%**	**615**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
11.501 - 12.000	17	$4,674,600.34	0.49%	5.848%	380	73.86%	669
12.001 - 12.500	123	26,958,147.04	2.85	6.352	401	73.28	636
12.501 - 13.000	379	79,997,826.72	8.45	6.794	412	74.10	630
13.001 - 13.500	581	110,721,462.62	11.70	7.287	409	76.61	627
13.501 - 14.000	775	145,212,627.51	15.34	7.761	405	77.27	625
14.001 - 14.500	787	133,528,301.56	14.10	8.273	399	78.48	620
14.501 - 15.000	817	127,948,504.53	13.51	8.768	394	79.05	608
15.001 - 15.500	627	91,297,344.25	9.64	9.271	383	81.61	600
15.501 - 16.000	632	86,658,290.88	9.15	9.776	380	84.52	597
16.001 - 16.500	478	60,593,022.34	6.40	10.269	380	86.52	605
16.501 - 17.000	391	43,472,395.10	4.59	10.750	381	88.74	605
17.001 - 17.500	221	20,117,824.19	2.12	11.245	376	87.78	603
17.501 - 18.000	127	10,422,261.77	1.10	11.737	383	87.89	600
18.001 - 18.500	50	3,484,252.29	0.37	12.235	371	88.59	617
18.501 - 19.000	20	1,148,097.83	0.12	12.679	363	86.85	578
19.001 - 19.500	8	405,473.95	0.04	13.154	359	89.95	581
19.501 - 20.000	2	100,781.22	0.01	13.900	359	90.00	596
Total:	**6,035**	**$946,741,214.14**	**100.00%**	**8.554%**	**395**	**79.81%**	**615**

Initial Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
1.000	152	$34,807,992.36	3.68%	7.588%	360	78.87%	661
2.000	4,634	707,327,943.24	74.71	8.657	398	80.01	610
3.000	1,249	204,605,278.54	21.61	8.362	394	79.28	626
Total:	**6,035**	**$946,741,214.14**	**100.00%**	**8.554%**	**395**	**79.81%**	**615**

Subsequent Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
1.000	6,035	$946,741,214.14	100.00%	8.554%	395	79.81%	615
Total:	**6,035**	**$946,741,214.14**	**100.00%**	**8.554%**	**395**	**79.81%**	**615**

Next Rate Change Date	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
2007-04	1	$102,871.92	0.01%	8.650%	350	90.00%	652
2007-07	1	49,103.18	0.01	8.900	353	85.00	641
2007-09	5	574,517.11	0.06	8.594	355	74.23	536
2007-10	1	239,464.16	0.03	8.950	356	64.00	523
2007-11	23	5,900,541.78	0.62	7.794	370	77.73	585
2007-12	2,950	468,481,875.54	49.48	8.439	397	79.68	611
2008-01	1,802	266,228,587.60	28.12	8.916	395	80.49	614
2008-07	1	127,504.53	0.01	9.050	353	80.00	510
2008-12	577	96,464,671.24	10.19	8.189	406	79.86	629
2009-01	294	47,068,690.16	4.97	8.746	416	81.13	630
2010-09	1	255,034.61	0.03	6.300	355	75.00	603
2010-11	1	355,287.95	0.04	6.550	357	59.38	630
2010-12	170	28,194,110.81	2.98	8.198	358	75.68	623
2011-01	208	32,698,953.55	3.45	8.515	359	78.37	618
Total:	**6,035**	**$946,741,214.14**	**100.00%**	**8.554%**	**395**	**79.81%**	**615**

Group II Mortgage Loans as of the Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$1,402,654,390.49	$39,981.33	$1,000,000.00
Average Scheduled Principal Balance	$331,205.29		
Number of Mortgage Loans	4,235		
Weighted Average Gross Coupon	8.082%	5.550%	12.500%
Weighted Average FICO Score	646	500	816
Weighted Average Original LTV	80.34%	36.11%	100.00%
Weighted Average Original Term (mo.)	428	180	480
Weighted Average Stated Remaining Term (mo.)	427	179	479
Weighted Average Seasoning (mo.)	2	1	5
Weighted Average Gross Margin	5.073%	4.990%	6.750%
Weighted Average Minimum Interest Rate	8.097%	5.550%	12.350%
Weighted Average Maximum Interest Rate	14.097%	11.550%	18.350%
Weighted Average Initial Rate Cap	2.051%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll (mo.)	25	4	59
Maturity Date		01/01/2010	01/01/2046
Maximum Zip Code Concentration	94541		
Fixed Rate	4.72%		
Adjustable	95.28%		
2/28 ARM	24.00%		
3/27 ARM	3.18%		
5/25 ARM	2.55%		
2/38 ARM	49.25%		
3/37 ARM	6.28%		
2/28 ARM - IO	8.48%		
3/27 ARM - IO	0.61%		
5/25 ARM - IO	0.84%		
6 Month Libor ARM	0.07%		
15 Year Fixed Rate	0.00%		
20 Year Fixed Rate	0.04%		
30 Year Fixed Rate	3.39%		
40 Year Fixed Rate	1.29%		
Not Interest Only	90.06%		
Interest Only	9.94%		

Group II Mortgage Loans as of the Cut-Off Date

First Lien	100.00%
Original Prepayment Penalty: 0 months	28.32%
Original Prepayment Penalty: 12 months	6.10%
Original Prepayment Penalty: 24 months	48.58%
Original Prepayment Penalty: 36 months	17.00%
Stated Income Documentation	58.54%
Full Documentation	36.11%
Limited Documentation	5.35%
Purchase	81.20%
Cash Out Refinance	17.26%
Rate/Term Refinance	1.54%
Single Family	69.46%
PUD	14.09%
2-4 Family	8.39%
Condo	8.01%
Townhouse	0.05%
Primary Home	97.21%
Investment	1.91%
Second Home	0.88%
Top 5 States	
CA	54.12%
FL	8.02%
IL	5.04%
NY	4.17%
TX	3.59%

Current Principal Balance ($)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
0.01 - 50000.00	10	$442,827.13	0.03%	9.660%	358	83.34%	604
50000.01 - 100000.00	175	14,188,933.54	1.01	8.906	366	83.33	615
100000.01 - 150000.00	435	54,890,442.24	3.91	8.455	389	81.66	623
150000.01 - 200000.00	474	83,928,055.23	5.98	8.256	405	81.33	639
200000.01 - 250000.00	516	116,294,703.31	8.29	8.149	422	80.76	649
250000.01 - 300000.00	532	145,554,669.06	10.38	7.907	431	80.73	655
300000.01 - 350000.00	422	137,390,562.95	9.80	7.899	437	81.05	656
350000.01 - 400000.00	357	133,953,020.56	9.55	7.943	437	80.86	654
400000.01 - 450000.00	340	145,404,683.32	10.37	7.949	436	80.32	649
450000.01 - 500000.00	268	127,545,140.85	9.09	7.985	424	80.37	646
500000.01 - 550000.00	210	109,940,478.30	7.84	7.975	436	80.45	652
550000.01 - 600000.00	170	98,024,233.81	6.99	8.202	434	80.48	637
600000.01 - 650000.00	115	72,261,554.46	5.15	8.147	431	79.77	641
650000.01 - 700000.00	65	44,077,103.79	3.14	8.232	423	80.35	635
700000.01 - 750000.00	60	43,739,877.07	3.12	8.020	418	78.30	632
750000.01 - 800000.00	37	29,100,671.73	2.07	8.629	423	78.47	661
800000.01 - 850000.00	9	7,505,975.84	0.54	8.649	439	72.97	630
850000.01 - 900000.00	7	6,199,877.14	0.44	8.642	427	75.35	628
900000.01 - 950000.00	7	6,510,796.08	0.46	8.782	393	77.68	602
950000.01 - 1000000.00	26	25,700,784.08	1.83	8.454	409	72.12	614
Total:	**4,235**	**$1,402,654,390.49**	**100.00%**	**8.082%**	**427**	**80.34%**	**646**

Current Gross Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
5.500 - 5.999	9	$4,654,226.93	0.33%	5.780%	400	67.71%	639
6.000 - 6.499	71	28,238,150.88	2.01	6.298	443	78.23	653
6.500 - 6.999	423	153,441,501.63	10.94	6.768	424	78.72	653
7.000 - 7.499	629	209,709,922.89	14.95	7.257	432	79.16	661
7.500 - 7.999	985	323,689,222.70	23.08	7.734	432	79.62	656
8.000 - 8.499	795	255,336,545.96	18.20	8.226	433	79.71	653
8.500 - 8.999	608	205,568,485.17	14.66	8.725	422	80.01	642
9.000 - 9.499	267	89,450,097.22	6.38	9.212	424	82.21	626
9.500 - 9.999	184	61,235,441.25	4.37	9.699	400	84.63	601
10.000 - 10.499	121	35,119,201.56	2.50	10.212	400	88.47	586
10.500 - 10.999	80	21,807,395.50	1.55	10.740	401	89.33	577
11.000 - 11.499	44	11,029,989.87	0.79	11.190	401	91.63	590
11.500 - 11.999	12	2,030,436.52	0.14	11.688	390	89.63	596
12.000 - 12.499	6	907,336.07	0.06	12.187	359	97.35	590
12.500 - 12.999	1	436,436.34	0.03	12.500	478	90.00	671
Total:	**4,235**	**$1,402,654,390.49**	**100.00%**	**8.082%**	**427**	**80.34%**	**646**

41

FICO	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
500 - 524	62	$24,599,624.36	1.75%	8.986%	363	76.00%	515
525 - 549	108	38,201,954.96	2.72	9.399	358	78.80	538
550 - 574	178	60,175,562.58	4.29	9.088	405	82.39	563
575 - 599	424	124,208,738.34	8.86	8.437	419	82.09	587
600 - 624	718	228,470,429.44	16.29	8.009	431	80.81	613
625 - 649	903	292,834,133.63	20.88	8.003	435	79.91	636
650 - 674	695	231,564,377.14	16.51	7.991	435	80.07	661
675 - 699	548	186,855,471.17	13.32	7.825	428	80.09	687
700 or greater	599	215,744,098.87	15.38	7.768	431	80.11	732
Total:	**4,235**	**$1,402,654,390.49**	**100.00%**	**8.082%**	**427**	**80.34%**	**646**

Combined Original LTV (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
50.00 or less	11	$5,667,445.22	0.40%	7.257%	366	45.08%	591
50.01 - 55.00	7	3,843,632.21	0.27	7.323	442	52.64	639
55.01 - 60.00	15	8,263,130.25	0.59	7.840	372	57.86	588
60.01 - 65.00	22	10,848,710.69	0.77	7.260	395	63.55	614
65.01 - 70.00	45	24,520,993.50	1.75	8.075	393	68.46	595
70.01 - 75.00	66	38,163,574.73	2.72	7.843	408	73.75	602
75.01 - 80.00	209	101,702,831.32	7.25	8.396	400	79.20	605
80.01 - 85.00	90	39,803,888.43	2.84	8.928	405	84.44	601
85.01 - 90.00	273	113,611,902.80	8.10	8.962	428	86.96	632
90.01 - 95.00	164	55,331,022.43	3.94	8.784	415	86.12	631
95.01 - 100.00	3,333	1,000,897,258.91	71.36	7.906	433	80.44	658
Total:	**4,235**	**$1,402,654,390.49**	**100.00%**	**8.082%**	**427**	**80.34%**	**646**

Original Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
180	1	$56,649.89	0.00%	9.000%	179	80.00%	640
240	1	521,882.75	0.04	6.600	238	80.00	696
360	2,043	605,117,271.15	43.14	8.218	358	80.07	636
480	2,190	796,958,586.70	56.82	7.980	478	80.54	653
Total:	**4,235**	**$1,402,654,390.49**	**100.00%**	**8.082%**	**427**	**80.34%**	**646**

Stated Remaining Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
121 - 180	1	$56,649.89	0.00%	9.000%	179	80.00%	640
181 - 240	1	521,882.75	0.04	6.600	238	80.00	696
301 - 360	2,043	605,117,271.15	43.14	8.218	358	80.07	636
421 - 480	2,190	796,958,586.70	56.82	7.980	478	80.54	653
Total:	**4,235**	**$1,402,654,390.49**	**100.00%**	**8.082%**	**427**	**80.34%**	**646**

Debt Ratio (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
<= 20.000	128	$44,298,225.50	3.16%	8.243%	388	78.81%	629
20.001 - 25.000	124	33,927,324.89	2.42	8.295	411	80.48	638
25.001 - 30.000	198	58,397,590.72	4.16	8.368	410	80.66	632
30.001 - 35.000	333	100,143,224.70	7.14	8.125	418	80.64	647
35.001 - 40.000	584	176,674,288.47	12.60	8.051	426	79.79	650
40.001 - 45.000	993	320,375,925.23	22.84	8.017	428	80.51	654
45.001 - 50.000	1,657	565,617,459.81	40.32	8.019	436	80.53	650
50.001 - 55.000	214	101,056,810.00	7.20	8.365	412	79.99	604
55.001 - 60.000	2	1,386,325.67	0.10	7.270	392	68.55	569
60.001 - 65.000	1	377,342.23	0.03	7.400	478	80.00	633
65.001 - 70.000	1	399,873.27	0.03	7.650	479	80.00	623
Total:	**4,235**	**$1,402,654,390.49**	**100.00%**	**8.082%**	**427**	**80.34%**	**646**

FRM/ARM	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
ARM	4,001	$1,336,386,872.37	95.28%	8.097%	428	80.50%	646
Fixed	234	66,267,518.12	4.72	7.796	390	77.11	645
Total:	**4,235**	**$1,402,654,390.49**	**100.00%**	**8.082%**	**427**	**80.34%**	**646**

Product	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
15Yr Fixed Rate	1	$56,649.89	0.00%	9.000%	179	80.00%	640
20Yr Fixed Rate	1	521,882.75	0.04	6.600	238	80.00	696
30Yr Fixed Rate	184	47,607,805.32	3.39	7.851	358	77.12	643
40Yr Fixed Rate	48	18,081,180.16	1.29	7.683	478	76.98	649
2 /28 ARM	1,204	336,696,382.17	24.00	8.506	358	80.77	619
2 /28 ARM -Interest Only	302	118,970,780.81	8.48	7.651	358	79.63	679
2 /38 ARM	1,858	690,790,589.95	49.25	7.964	478	80.62	653
3 /27 ARM	159	44,609,390.47	3.18	8.164	358	78.38	628
3 /27 ARM -Interest Only	24	8,587,861.30	0.61	7.190	358	79.28	675
3 /37 ARM	284	88,086,816.59	6.28	8.167	478	80.68	651
5 /25 ARM	134	35,802,470.68	2.55	8.443	359	81.06	636
5 /25 ARM -Interest Only	33	11,813,612.00	0.84	7.448	359	79.83	671
6 Month ARM	3	1,028,968.40	0.07	8.629	358	88.58	621
Total:	**4,235**	**$1,402,654,390.49**	**100.00%**	**8.082%**	**427**	**80.34%**	**646**

Interest Only	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
N	3,876	$1,263,282,136.38	90.06%	8.135%	434	80.42%	642
Y	359	139,372,254.11	9.94	7.605	358	79.62	678
Total:	**4,235**	**$1,402,654,390.49**	**100.00%**	**8.082%**	**427**	**80.34%**	**646**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
0	1,201	$397,257,088.27	28.32%	8.573%	416	80.92%	645
12	198	85,560,894.80	6.10	8.247	434	79.30	646
24	2,071	681,381,326.67	48.58	7.907	432	80.41	646
36	765	238,455,080.75	17.00	7.707	425	79.53	647
Total:	**4,235**	**$1,402,654,390.49**	**100.00%**	**8.082%**	**427**	**80.34%**	**646**

Lien	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
1	4,235	$1,402,654,390.49	100.00%	8.082%	427	80.34%	646
Total:	**4,235**	**$1,402,654,390.49**	**100.00%**	**8.082%**	**427**	**80.34%**	**646**

Documentation Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
Stated Documentation	2,371	$821,085,207.01	58.54%	8.294%	436	80.14%	662
Full Documentation	1,637	506,495,270.25	36.11	7.753	411	80.44	622
Limited Documentation	227	75,073,913.23	5.35	7.989	426	81.88	624
Total:	**4,235**	**$1,402,654,390.49**	**100.00%**	**8.082%**	**427**	**80.34%**	**646**

Loan Purpose	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
Purchase	3,783	$1,139,016,888.20	81.20%	8.044%	430	80.96%	653
Refinance-Cashout	415	242,044,578.58	17.26	8.240	412	77.33	612
Refinance-Rate/Term	37	21,592,923.71	1.54	8.355	416	81.09	623
Total:	**4,235**	**$1,402,654,390.49**	**100.00%**	**8.082%**	**427**	**80.34%**	**646**

Property Type	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
Single Family	2,882	$974,336,999.35	69.46%	8.080%	429	80.20%	644
PUD	623	197,568,990.27	14.09	8.093	418	80.71	638
2-4 Family	332	117,750,115.64	8.39	8.114	423	80.49	662
Condo	395	112,316,532.27	8.01	8.051	428	80.74	656
Townhouse	3	681,752.96	0.05	7.572	435	80.00	629
Total:	**4,235**	**$1,402,654,390.49**	**100.00%**	**8.082%**	**427**	**80.34%**	**646**

Occupancy	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
Primary Residence	4,170	$1,363,534,467.91	97.21%	8.058%	427	80.33%	646
Investor Property	44	26,730,804.75	1.91	9.178	414	81.96	652
Second Home	21	12,389,117.83	0.88	8.361	398	78.41	628
Total:	**4,235**	**$1,402,654,390.49**	**100.00%**	**8.082%**	**427**	**80.34%**	**646**

State	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
AK	19	$4,318,939.96	0.31%	7.955%	390	80.00%	653
AL	14	2,160,841.02	0.15	9.212	379	82.94	604
AR	3	490,635.86	0.03	10.808	358	97.09	592
AZ	69	17,537,206.80	1.25	8.361	403	81.95	630
CA	1,877	759,075,451.89	54.12	7.857	443	79.92	652
CO	55	15,902,334.91	1.13	7.970	421	78.66	625
CT	16	5,319,487.11	0.38	8.063	399	79.98	638
DC	8	2,988,070.26	0.21	8.343	465	80.20	667
DE	1	211,681.19	0.02	7.450	358	80.00	607
FL	412	112,469,148.03	8.02	8.130	408	80.15	644
GA	80	19,457,840.81	1.39	8.571	403	81.46	624
HI	5	3,031,877.31	0.22	8.257	456	80.00	668
IA	4	371,537.91	0.03	8.242	358	80.00	628
ID	7	1,196,426.62	0.09	8.426	427	84.35	606
IL	258	70,702,326.76	5.04	8.555	402	80.74	650
IN	12	2,298,626.08	0.16	7.949	377	83.14	610
KS	1	91,324.52	0.01	8.400	358	80.00	617
KY	3	764,437.72	0.05	8.682	359	81.34	633
LA	16	2,159,112.48	0.15	9.594	359	85.41	602
MA	74	24,398,294.26	1.74	8.490	407	80.10	642
MD	103	33,576,508.23	2.39	8.428	428	81.63	638
MI	41	7,554,274.31	0.54	8.716	378	81.09	622
MN	14	4,964,418.71	0.35	7.867	385	78.87	624
MO	16	2,401,826.74	0.17	8.769	364	83.52	628
MT	3	1,151,538.59	0.08	9.453	403	93.23	564
NC	36	7,951,644.19	0.57	8.771	378	82.71	634
NE	4	482,316.33	0.03	8.832	358	79.61	587
NH	6	1,714,883.54	0.12	7.940	374	82.57	610
NJ	127	41,282,521.30	2.94	8.542	415	79.96	633
NM	5	1,082,629.86	0.08	8.808	358	78.50	621
NV	31	10,612,584.19	0.76	8.175	424	79.34	636
NY	138	58,555,617.30	4.17	8.242	403	80.54	650
OH	7	1,368,235.04	0.10	9.426	370	85.43	578
OK	12	1,286,914.67	0.09	7.935	359	80.34	635
OR	73	19,387,925.02	1.38	7.892	425	79.95	639
PA	43	8,477,587.96	0.60	8.754	374	82.03	618
RI	11	3,511,216.70	0.25	9.027	428	84.03	636
SC	16	2,170,922.12	0.15	8.497	359	78.28	609
SD	1	491,719.85	0.04	8.800	359	80.00	606
TN	33	4,069,172.47	0.29	8.999	364	88.81	595
TX	292	50,301,892.27	3.59	8.633	372	81.79	616
UT	26	6,474,230.14	0.46	8.802	378	82.97	645
VA	114	43,172,657.08	3.08	8.099	433	80.68	652
VT	1	447,763.96	0.03	8.300	478	80.00	637
WA	126	40,055,308.72	2.86	8.043	434	80.99	642
WI	17	4,255,027.18	0.30	9.022	359	81.86	631
WV	5	907,452.52	0.06	7.731	374	81.75	647
Total:	**4,235**	**$1,402,654,390.49**	**100.00%**	**8.082%**	**427**	**80.34%**	**646**

Gross Margin (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
4.500 - 4.999	3,801	$1,255,522,334.47	93.95%	8.065%	430	80.65%	649
5.500 - 5.999	90	37,256,219.86	2.79	8.678	407	79.12	575
6.500 - 6.999	110	43,608,318.04	3.26	8.511	407	77.42	608
Total:	**4,001**	**$1,336,386,872.37**	**100.00%**	**8.097%**	**428**	**80.50%**	**646**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
5.501 - 6.000	9	$4,654,226.93	0.35%	5.780%	400	67.71%	639
6.001 - 6.500	83	33,062,114.62	2.47	6.341	443	78.84	655
6.501 - 7.000	394	136,750,573.27	10.23	6.795	430	79.26	652
7.001 - 7.500	641	216,937,046.23	16.23	7.296	434	79.34	659
7.501 - 8.000	942	311,641,706.61	23.32	7.775	434	79.78	657
8.001 - 8.500	743	239,922,458.51	17.95	8.273	434	79.81	652
8.501 - 9.000	555	192,785,148.41	14.43	8.766	424	79.95	643
9.001 - 9.500	233	78,916,490.87	5.91	9.266	420	82.75	621
9.501 - 10.000	162	57,524,378.85	4.30	9.742	402	85.33	597
10.001 - 10.500	111	30,848,414.01	2.31	10.248	401	88.60	589
10.501 - 11.000	75	21,201,322.77	1.59	10.761	400	89.26	574
11.001 - 11.500	39	9,662,461.88	0.72	11.217	407	92.03	595
11.501 - 12.000	9	1,625,179.42	0.12	11.659	398	91.45	613
12.001 - 12.500	5	855,349.99	0.06	12.180	359	97.19	590
Total:	**4,001**	**$1,336,386,872.37**	**100.00%**	**8.097%**	**428**	**80.50%**	**646**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
11.501 - 12.000	9	$4,654,226.93	0.35%	5.780%	400	67.71%	639
12.001 - 12.500	83	33,062,114.62	2.47	6.341	443	78.84	655
12.501 - 13.000	394	136,750,573.27	10.23	6.795	430	79.26	652
13.001 - 13.500	641	216,937,046.23	16.23	7.296	434	79.34	659
13.501 - 14.000	942	311,641,706.61	23.32	7.775	434	79.78	657
14.001 - 14.500	743	239,922,458.51	17.95	8.273	434	79.81	652
14.501 - 15.000	555	192,785,148.41	14.43	8.766	424	79.95	643
15.001 - 15.500	233	78,916,490.87	5.91	9.266	420	82.75	621
15.501 - 16.000	162	57,524,378.85	4.30	9.742	402	85.33	597
16.001 - 16.500	111	30,848,414.01	2.31	10.248	401	88.60	589
16.501 - 17.000	75	21,201,322.77	1.59	10.761	400	89.26	574
17.001 - 17.500	39	9,662,461.88	0.72	11.217	407	92.03	595
17.501 - 18.000	9	1,625,179.42	0.12	11.659	398	91.45	613
18.001 - 18.500	5	855,349.99	0.06	12.180	359	97.19	590
Total:	**4,001**	**$1,336,386,872.37**	**100.00%**	**8.097%**	**428**	**80.50%**	**646**

Initial Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
1.000	306	$120,271,551.36	9.00%	7.659%	358	79.71%	678
2.000	3,063	1,027,682,705.31	76.90	8.142	439	80.67	642
3.000	632	188,432,615.70	14.10	8.130	414	80.09	645
Total:	**4,001**	**$1,336,386,872.37**	**100.00%**	**8.097%**	**428**	**80.50%**	**646**

Subsequent Periodic Cap (%)	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
1.000	4,001	$1,336,386,872.37	100.00%	8.097%	428	80.50%	646
Total:	**4,001**	**$1,336,386,872.37**	**100.00%**	**8.097%**	**428**	**80.50%**	**646**

Next Rate Change Date	# of Loans	Current Principal Balance($)	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Orig LTV	Weighted Average FICO
2006-06	3	$1,028,968.40	0.08%	8.629%	358	88.58%	621
2007-09	1	215,448.88	0.02	9.400	355	80.00	515
2007-11	16	6,175,446.70	0.46	7.553	404	80.14	641
2007-12	1,945	665,299,140.76	49.78	7.962	431	80.39	644
2008-01	1,402	474,767,716.59	35.53	8.278	431	80.80	648
2008-11	2	423,938.60	0.03	7.912	418	80.00	689
2008-12	278	85,860,127.06	6.42	7.945	422	79.05	641
2009-01	187	55,000,002.70	4.12	8.360	451	81.15	652
2010-12	63	17,044,317.88	1.28	7.918	358	80.59	648
2011-01	104	30,571,764.80	2.29	8.351	359	80.84	643
Total:	**4,001**	**$1,336,386,872.37**	**100.00%**	**8.097%**	**428**	**80.50%**	**646**